Filed by: Connecticut Water Service, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc. (Commission File No.: 0-8084)

This filing relates to the proposed transaction between SJW Group (“SJW Group”) and Connecticut Water Service, Inc. (“CTWS”) pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of May 30, 2018, among SJW Group, Hydro Sub, Inc. and CTWS.

The following communication was shared and used in discussions with CTWS employees on May 31, 2018.

May 31, 2018

Update on Merger with SJW Group

We want to update you on a recent development related to our merger with SJW Group that is being announced publicly today.

Our Board and the SJW Board have agreed to amend the terms of the companies’ merger agreement to include a ‘go-shop’ provision for Connecticut Water.

●	A go-shop provision is used in mergers and acquisitions to allow a company to actively solicit proposals for a specified period of time for an alternative merger, acquisition or other strategic transaction.

●	In Connecticut Water’s case, we will be working with our financial advisor to solicit alternate proposals over the next 45 days.

Before announcing our agreement with SJW in March, the Board considered various alternatives and determined that the SJW merger provides substantial value to our shareholders both in the near-and long-term.

●	The Board, the management team, and many stakeholders we have heard from believe in the value and important benefits that the SJW Group merger provides for our shareholders, customers, employees and communities.

●	Unfortunately, we believe the competing proxy campaign and communications by Eversource Energy may have created questions and confusion for some of our shareholders.

●	While we have been responding to Eversource’s campaign with our own communications to various stakeholders, we believe this go-shop process is appropriate to allow all of our shareholders to have full confidence in the Company’s strategic direction and to know that every viable alternative has been explored.

●	We want to ensure that our shareholders have all of the necessary information to make a decision, particularly since Connecticut law requires that we obtain a 2/3 affirmative vote of all of the outstanding shares of stock to approve the merger with SJW.

During the ‘go-shop’ period, Connecticut Water remains subject to the SJW Group merger agreement, and the Connecticut Water Board has not changed its recommendation in favor of the merger of equals with SJW Group.

Connecticut Water and its financial advisors will begin soliciting third party indications of interest on May 31, 2018 and will have until July 14, 2018 to review and negotiate any alternative proposals received from third parties.

●	Eversource Energy will be among those invited to participate,

●	The Board has, however, reaffirmed its belief that Eversource’s current $63.50 per share proposal is not a superior proposal to the SJW Group merger agreement.

●	Moreover, the Board has determined that it would not agree to a transaction with Eversource on the terms currently proposed, regardless of the outcome of the proposed SJW Group merger, because they believe that the current Eversource proposal substantially undervalues Connecticut Water.

If the Board receives an offer that it considers to be superior to the current merger with SJW, then SJW would have a period of time to match/negotiate against that proposal.

We are continuing forward with our applications for regulatory approval for the merger with SJW and other steps necessary to advance towards a closing by the end of the year.

We understand that this news may create questions and uncertainty for our employees, but we can assure you that the Board and the leadership team are working to bring the process to a timely and successful conclusion.

●	You can trust that we will continue to honor our mission, vision and values and consider what is best for the Company, our employees, customers, communities, and our shareholders as decisions are made.

NOTE: Public filings related to our process filed with the SEC are regularly posted and available at www.sjw-ctws.com and can be accessed through the company portal.

Thank you for your unwavering dedication to Connecticut Water and your continued service to your customers and each other.    That continues to make such a difference!

If you have any questions, please feel free to contact your supervisor or anyone on the leadership team.

Consistent with usual policies, all media and investor related inquiries should be forwarded to Dan Meaney at dmeaney@ctwater.com or 860-664-6016.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of the Company or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of SJW Group or the Company; (8) the ability of SJW Group and the Company to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 filed by SJW Group with the SEC on April 25, 2018 in connection with the proposed transaction and the Company’s quarterly report on Form 10-Q for the period ended March 31, 2018 filed with the SEC on May 9, 2018.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to the Company’s overall business and financial condition, including those more fully described in the Company’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither the Company or its management nor SJW Group or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between the Company and SJW Group, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of the Company and SJW Group that also constitutes a prospectus of SJW Group. The Company will also file a GREEN proxy card with the SEC, and the Company and SJW Group may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which the Company or SJW Group has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND SJW GROUP ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Form S-4 and joint proxy statement/prospectus and any other documents filed with the SEC by the Company or SJW Group through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s investor relations website at https://ir.ctwater.com. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, SJW Group and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of the Company and SJW Group securities in respect of the proposed transaction between the Company and SJW Group. Information regarding the Company’s directors and officers is available in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Information regarding the SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by the Company and SJW Group. These documents will be available free of charge from the sources indicated above.